04029735

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-7190

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

ITI 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

6849

ITI 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Company Accounting Firm

The Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i–schedule of assets (held at end of year) – December 31, 2003 and Schedule H, line 4a–schedule of nonexempt transactions for delinquent participant contributions – year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 25, 2004

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value (note 3):			
Money market fund	$	761,269	740,764
Mutual funds		3,584,129	2,742,460
Common stock		111,736	91,840
Participant loans		198,981	194,976
Total investments		4,656,115	3,770,040
Receivables:			
Employer contributions		17,079	14,393
Participants contributions		41,831	33,955
Total receivables		58,910	48,348
Net assets available for plan benefits	$	4,715,025	3,818,388

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	695,617
Dividends and interest		60,846
Interest on participant loans		9,759
Total investment income		766,222
Contributions:		
Participants		476,011
Employer		181,474
Rollovers		3,350
Total contributions		660,835
Benefits paid to participants		(525,581)
Administrative expenses		(4,839)
Net increase		896,637
Net assets available for benefits at:		
Beginning of year		3,818,388
End of year	$	4,715,025

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the ITI 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed in accordance with Section 401(k) of the Internal Revenue Code (the IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted as a defined contribution plan covering employees of Instruments Transformers, Inc. (the Company), whose ultimate parent is General Electric Company (GE).

All employees, who have reached the age of 21 and who have completed at least one year of service, are eligible for participation in the Plan.

Contributions

Employees contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan was amended, effective January 2001, to allow participants to contribute up to the maximum percentage allowed by IRS guidelines of total eligible employee compensation for the year. The total amount of allowed eligible employee compensation for 2003 and 2002 was $12,000 and $11,000, respectively. The Company matches 50% of participant contributions up to 14% of eligible compensation.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested after six years of credited service effective January 1, 2002.

Participant Accounts

The benefits to which a Plan participant is entitled are the vested benefits that can be provided by contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Investments are fully participant-directed.

Forfeitures

Forfeitures of nonvested accounts are available to reduce future employer matching contributions. Unapplied forfeitures totaled $19 and $41,406 at December 31, 2003 and 2002 respectively. In 2003, forfeitures of $52,807 were used to reduce employer matching contributions.

Participant Loans

The Plan was amended as of March 1, 2002 to allow participants to borrow from the Plan for any purpose. Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of all loans from the Plan during the past 12 months or 50% of their vested account balance. Loans are limited to one loan per year from any vested source.

The period of any loan is generally up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term is permissible. Loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator to

(Continued)

be reasonable, based on similar types of loans from other vendors. Repayment is made through automatic payroll deduction after taxes have been withheld.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, or monthly installments over a period not exceeding the life expectancy of the participant or the joint life expectancy of the participant and a designated beneficiary.

Expenses

Plan expenses related to trust fees, distribution fees and annual maintenance of the GE stock fund are paid by the Company. All other fees are paid by the participants.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and charges therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds are valued at quoted market prices. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year end. The money market fund is valued at cost which approximates fair value.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accruals basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

(Continued)

(3) Investments

The fair values of individual investments as of December 31, 2003 and 2002 are as follows:

		2003		2002	
Money market fund:					
Franklin Cash Reserves Fund	$	761,269	*	740,764	*
Mutual funds:					
Franklin U.S. Government Securities Fund		337,121	*	470,401	*
Mutual Qualified Fund		737,155	*	549,268	*
Franklin Flex Cap Growth Fund		461,872	*	267,941	*
Franklin Balance Sheet Investment Fund		463,030	*	400,574	*
Franklin Small-Mid Cap Growth Fund		325,111	*	192,652	*
Mutual Discovery Fund		324,454	*	203,218	*
Templeton Foreign Fund		36,018		23,142	
Franklin Templeton Conservative Target Fund		181,714		140,498	
Franklin Templeton Moderate Target Fund		370,973	*	288,013	*
Franklin Templeton Growth Target Fund		245,972	*	152,635	*
UBS S&P 500 Index Fund		100,709		54,118	
Total mutual funds		3,584,129		2,742,460	
Common Stock:					
GE Company		111,736		91,840	
Participant loans		198,981		194,976	
Total investments	$	4,656,115		3,770,040	

* Represents 5% or more of Plan's net assets.

During the year, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

Common stock	$	25,307
Mutual funds		670,310
	$	695,617

(Continued)

(4) Risks and Uncertainties

The Plan offers a number of investment options to participants including GE Common Stock and a variety of investment funds, some of which are mutual funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated January 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the accounts, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(7) Prohibited Transactions

During the year ended December 31, 2001, the Company failed to remit certain participant contributions to the Plan on a timely basis, which is considered a prohibited transaction. During 2003, the Company reimbursed participants for lost earnings.

(8) Related Party Transactions (Parties in Interest)

The majority of Plan investments are mutual funds and a money market fund administered by Franklin Templeton Investor Services LLC. Franklin Templeton Investor Services LLC. is the record keeper and custodian of the Plan. An investment in the Plan is an investment fund comprised primarily of shares of Common Stock issued by GE. GE is the ultimate parent of the Company and, therefore, these transactions qualify as parties in interest. Fees paid by the Plan to the trustee for administrative services are included in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 2003.

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issuer, borrower, lessor or similar party	Description of investment		Market value
*	Franklin Cash Reserves Fund	Money market fund	$	761,269
*	Franklin U.S. Government Securities Fund	Mutual fund		337,121
*	Mutual Qualified Fund	Mutual fund		737,155
*	Franklin Flex Cap Growth Fund	Mutual fund		461,872
*	Franklin Balance Sheet Investment Fund	Mutual fund		463,030
*	Franklin Small-Mid Cap Growth Fund	Mutual fund		325,111
*	Mutual Discovery Fund	Mutual fund		324,454
*	Templeton Foreign Fund	Mutual fund		36,018
*	Franklin Templeton Conservative Target Fund	Mutual fund		181,714
*	Franklin Templeton Moderate Target Fund	Mutual fund		370,973
*	Franklin Templeton Growth Target Fund	Mutual Fund		245,972
	UBS S&P 500 Index Fund	Mutual fund		100,709
*	GE Company	Common Stock		111,736
*	Participant loans	45 Loans to participants with interest rates of 5.00% to 5.75 %		198,981
			$	4,656,115

* Party-in-interest as defined by ERISA.

ITI 401(k) PLAN

Schedule H, Line 4a– Schedule of Nonexempt Transactions for Delinquent Participant Contributions

Year ended December 31, 2003

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction including rate of interest		(d) Amount on line 4(a)	(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2001 employee deferrals and loan repayments not deposited to Plan in a timely manner.	$	—	610

It was noted that there were unintentional delays by the Company in submitting 2001 employee deferrals and loan repayments to the trustee. The Company reimbursed the Plan for lost earnings, in the amount of $610, during 2003.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

ITI 401(k) Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 and Schedule H, line 4a – Schedule of nonexempt transactions for delinquent participant contributions – year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York
June 25, 2004

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Company Accounting Firm

The Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i–schedule of assets (held at end of year) – December 31, 2003 and Schedule H, line 4a–schedule of nonexempt transactions for delinquent participant contributions – year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

SPENCE, MARSTON, BUNCH, MORRIS & CO.

Certified Public Accountants

MEMBERS OF:
American Institute of Certified Public Accountants
AICPA SEC Practice Section
AICPA Private Companies Practice Section
Florida Institute of Certified Public Accountants

250 North Belcher Rd., Suite 100
Clearwater, Florida 33765-2622
(727) 441-6829 Tampa 223-2172
FAX (727) 442-4391
cpa@spencemarston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
ITI 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of ITI 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of ITI 401(k) Plan as of December 31, 2002, and for the year then ended present fairly, in all material respects, the net assets available for benefits of ITI 401(k) Plan as of December 31, 2002, and changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and Schedule G (Form 5500) as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spence, Marston, Bunch, Morris & Co.

Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants
Clearwater, Florida

September 2, 2003

SPENCE, MARSTON, BUNCH, MORRIS & CO.

Certified Public Accountants

MEMBERS OF:
American Institute of Certified Public Accountants
AICPA SEC Practice Section
AICPA Private Companies Practice Section
Florida Institute of Certified Public Accountants

250 North Belcher Rd., Suite 100
Clearwater, Florida 33765-2622
(727) 441-6829 Tampa 223-2172
FAX (727) 442-4391
cpa@spencemarston.com

June 25, 2004

The Board of Directors
General Electric Company

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Amendment No. 9 to Form S-8 (No. 333-74415) of General Electric Company of our report dated September 2, 2003 on the ITI 401(k) Plan (the "Plan").

This report is related to the statement of net assets available for plan benefits of the Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits of the Plan for the year ended December 31, 2002, and the related supplemental schedule of assets held for investment purposes of the Plan and Schedule G (Form 5500), which appear in the December 31, 2002 annual report on Form 11-K of the Plan.

Spence, Marston, Bunch, Morris & Co.

Spence, Marston, Bunch, Morris & Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

By: [signature]
Name: Patti Caron
Title: Accounting Manager

Date: June 25, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report